September 23, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Spirgel,

Re:   SUNDAY Communications Limited
Form 20-F/A for the year ended December 31, 2004
Filed July 6, 2005

File No. 333-11470
___________________________________________________

I refer to your letter dated August 9, 2005. Set out below is our response to your comments, using the same headings and numberings as those set out in your letter.

Form 20-F for the year ended December 31, 2004:

Item 3.A Selected Financial Data, page 3

  We refer to your disclosure of 'net cash (outflow)/inflow' data prepared in accordance with HK GAAP. Since these amounts could be different under US GAAP, please revise your disclosure to include amounts in accordance with US GAAP.

We respectfully submit to the Staff that there is no difference in the disclosure of 'net cash (outflow)/inflow' for SUNDAY under HKGAAP and USGAAP as all the reconciling items between the two GAAPs, as shown in Note 26 on F-38, are wholly non-cash items. Accordingly, the cash flows under both GAAPs are the same.

  In addition, you should provide in a note to the financial statements a quantified description of the material differences of the cash flows reported between HK GAAP and US GAAP. Please refer to Form 20F Item 17(c)(2)(iii).

We agree to include in our future filings a quantified description of the material differences of the cash flows reported between HK GAAP and US GAAP as a note in "Item 3.A SELECTED FINANCIAL DATA" whenever such differences arise.

  Refer to your EBITDA presentation under US GAAP. Since you present a measure labeled as "EBITDA" as a measure of operating performance, it is generally not appropriate to exclude "share of losses from joint venture" since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:
  the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

  the economic substance behind management's decision to use such a measure;

  the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

  the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate.

Kindly note that our preparation of EBITDA, which excluded "share of losses from joint venture, was to conform with requirements that we were subject to in our financial covenants with our lenders, such as Huawei Tech. Investment Limited during 2004, and Nortel Networks (Asia) Limited & The Overseas Union Bank for years before 2004. Accordingly we need to present the EBITDA excluding the share of losses from the joint venture. We will revise the disclosure in the future filings to clearly indicate the reasons of the alternate presentation of the EBITDA.

Additionally - in Note 6 to "Item 3.A SELECTED FINANCIAL DATA", we have highlighted that a key limitation of our calculation of EBITDA, which is not a measure under HK GAAP or US GAAP, is that our formulation of EBITDA is not comparable to that of other companies, which may determine EBITDA differently. Further, we advise that investors should not consider our EBITDA measure in isolation, or as an alternative to net profit/(loss) as determined under HK GAAP or US GAAP as an indicator of operating performance, or as an alternative to cash flow as determined under HK GAAP or US GAAP as a measure of liquidity. We also provide a reconciliation of the EBITDA to the Net (loss)/profit in the same note on page 4 so as to separately indicate the impact of "share of losses from joint venture".

  Your definition of EBITDA does not conform to the commonly understood definition of EBITDA. Thus, it is not appropriate to label it EBITDA. Rather, you must call it something other than EBITDA and use a name that clearly describes all adjustments. You must also clearly explain that your measure differs from EBITDA and that it is not comparable to EBITDA as reported by other companies in the industry. Specifically, disclose the definition of the acronym EBITDA, earnings before interest, taxes, depreciation and amortization, and explain that the calculation of your non-GAAP measure also excludes "share losses from joint venture."

We agree to use an alternative label of "Adjusted EBITDA" in our future filings. In addition we will continue to include a clear definition of the "Adjusted EBITDA" financial measure in Note 6 to "Item 3.A SELECTED FINANCIAL DATA" as

" (loss)/profit before interest income and financial costs, income tax expense/(benefit), depreciation, amortization and share of losses from joint ventures" so as to differentiate our computation of EBITDA from that of other companies.

Summary of differences between HK GAAP and US GAAP, page F-39

  Expand your accounting policy for connection fees under US GAAP to disclose how you account for connection fees related to sales and service agreements. It appears that your policy for connection fees under US GAAP as is relates to the provision of mobile services only. Please clarify and disclose any difference in the accounting policy between sales through your direct sales channels and sales through your dealers.

The connection fees recognized in 2003 and 2004 under US GAAP amounted to HK$411,000 and HK$1,200, representing 1% and less than 1% of our net profits in the respective years. As such, we consider the financial impact to be minimal. However, by way of improved disclosure in our future filings, we will further elaborate on our accounting policy under US GAAP as follows:

"Connection fees are charged to postpaid mobile service subscribers upon activation of service. Under US GAAP, the fees, net of direct incremental costs incurred, are recognized as deferred revenue on balance sheet and later credited to profit and loss statements as revenue over the estimated customer service period, which are estimated based on the expected stabilized churn rates."

The above policy is applied to all postpaid subscribers from various sales channels. As a result, there is no difference in treatment between sales through direct sales or dealers.

  Tell us how you applied the consensus in EITF 00-21 and the impact in your financial statements.

Currently, we have three types of revenue arrangements in our business model, namely sales of mobile services on a standalone basis, sales of mobile phones and accessories on a standalone basis as well as sales of mobile services together with mobile phones. Only the third arrangement contains multiple deliverables that is required to be assessed according to the consensus in EITF 00-21.

To satisfy the consensus of EITF 00-21, we have assessed the third arrangement according to the following three principles:

a) Revenue arrangements with multiple deliverables, where qualified, should be divided into separate units of accounting;

b) Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values;

c) Applicable revenue recognition criteria should be considered separately for separate units of accounting.

(a)      With reference to our current business arrangement on sales of mobile services together with mobile phones, we are able to separate the offer into two deliverables: (i) the delivered item is the mobile phone which is sold and delivered upon activation of mobile service, and has a standalone selling price; and (ii) the undelivered item is the airtime service to be provided throughout the contract period.

(b)      The fair value of the undelivered item, i.e. the mobile service, is the standalone price which we are able to charge customers for such service over the contract period. The fair value of the delivered item, i.e. the mobile phone, is calculated by using the residual method, i.e. the consideration for the total arrangement in the transaction less the fair value of mobile services. In fact, the result under such method is in line with our current policy of accounting for subsidized handset sales, which is recognized to the extent of the purchase price paid by the subscriber, excluding any upfront prepayment amount allocated to the airtime to be delivered in future. For further details, please refer to Note 2 - Principal Accounting Policies (b) (ii) - Sales of mobile phones and accessories on F-11 of our filed Form 20-F/A. Kindly note that the result revenue that would be recognized using the relative fair value method is the same as that recognized under the residual method as we only recognize revenues to the extent of cash received under the bundled sales plan.

(c)      Our revenue recognition of the handset bundled plan is indifferent to any standalone transactions involving sales of handsets or mobile services. Handset sales are recognized upon delivery, while mobile service revenue is accounted for when such services are delivered. The upfront prepayment received is recorded as deferred revenue and included as a liability in the balance sheet.

Our total deferred revenue in connection with handset sales was HK$13.4 million as of December 31, 2004, which was included in the balance sheet as part of the subscriptions received in advance.

  Refer to your disclosure on sales of mobile phones and accessories at the bottom of page 35. It is unclear to us how the rebate program works and the relationship with the prepaid services. To help us understand your accounting, please provide us with the related journal entries.

We would like to respectfully advise the Staff that we have not applied any handset rebate program to our prepaid mobile service subscribers.

The handset rebate arises from our handset bundled plans. As indicated in our analysis of Comment 6 above, the receipts from the handset rebate program are allocated among sales of mobile services and sales of mobile phones and accessories, by applying the principles of EITF 00-21. The portion allocated to the sales of mobile services represents the upfront subscription fees received, which is then set off against the monthly trade receivables in respect of sales of mobile service throughout the contract period.

If the Staff requires additional clarifications on the above accounting treatment, we will provide you with the related journal entries for your further review.

  Refer to the reconciling item to write back compensation cost with respect to the deferred compensation for share options. It is unclear to us why you wrote back the compensation cost. Please explain.

The write back of the compensation costs relates to the options that were forfeited upon the termination of employment of certain employees.

Consolidated Statements of Profits and Losses, pages F-42

  It appears that the captions "cost of sales of mobile phones and accessories" and "cost of services" excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11:B as applicable, by identifying the amount of applicable depreciation that is excluded from the above captions. Alternatively, you can indicate that the above captions exclude 'depreciation' and 'amortization'.

We agree to revise the above captions in our future filings to clearly indicate that the costs of services and sales of mobile phones and accessories exclude 'depreciation' and 'amortization'.

  In addition, you should revise to include the impairment loss of your investment in a joint venture within the caption 'share of losses of joint ventures'.

Kindly note that we have already included the impairment loss of HK$66,000 in the share of loss of our investment in a joint venture in our consolidated statements of profits & losses on F-3 and F-42. We have further disclosed the item in note 12 to our consolidated financial statements on F-23 as follows:

"For the year ended December 31, 2004, the Group recognized the share of losses from a joint venture of HK$258,000 (2003: HK$4,426,000) in the consolidated statements of profits and losses. The amounts included share of net liabilities of HK$192,000 (2003: HK$2,095,000) and additional provision for impairment of HK$66,000 (2003: HK$2,331,000)."

We do not believe that any additional disclosure in future filings will be required as the joint venture will be in the process of liquidation in the foreseeable future, and thus no material additional losses are expected to incur.

Others, page F-23

  Refer to Note 12 and the investment in a joint venture. It appears that you were required to file separate financial statement of Atria under Rule 3-09 of Regulation S-X. Please tell us how you determined that separate financial statements under Rule 3-09 of Regulation S-X were not required. When performing the income test in accordance with Rule 1-02(w) of Regulation S-X, you are required to include the impairment of your investment together with the equity pick-up in the income (loss) of the investee. Supplementally provide us with your supporting calculations.

Kindly note that we have performed the income test in accordance with Rule 1-02 (w) of Regulation S-X. Since the investment does not meet any of the thresholds specified in Rule 3-09 for the presentation of separate financial statements - it is our submission that our existing disclosure is adequate.

As requested - please find our supporting calculations for 2003 and 2004 in the appendix.

We acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours Sincerely,

/s/ Raymond Mak Wai Man
Director, Finance
SUNDAY Communications
Limited

			Appendix
Computation:

Condition 1:
	2002	2003	2004
	HK$'000	HK$'000	HK$'000

Net investment costs and advances to Atria Limited	3,322	2,331	2,397

Total assets of SUNDAY Group as of December 31	1,810,900	1,732,700	2,164,500

Result	0.18%	0.13%	0.11%

Condition 3:
	2002	2003	2004
	HK$'000	HK$'000	HK$'000

Share in net loss of JV(1)	(1,905)	(2,095)	(192)
Impairment loss of the investment in JV(2)	(16,703)	(2,331)	(66)
Total share in net losses of JVs charged to the
consolidated statement of profits and losses	(18,608)	(4,426)	(258)

Consolidated net (loss)/profit under US GAAP for
the year	(119,031)	38,505	7,616
Total share in net loss of JV charged to the
consolidated statement of profits and losses	-	4,426	258
Total net (loss)/profit excluding SUNDAY's share
of losses of JVs for the year (3)	(119,031)	42,931	7,874

Result	15.63%	10.31%	3.28%

Note

(1) Shared net loss of JV for the years ended 2002, 2003 and 2004 represented the losses recognized by SUNDAY for the investment in Atria Limited.

(2) The impairment loss of JV in 2002 represented the full write-off of investment in Shell & SUNDAY Mobile Communications Limited which was voluntarily liquidated on December 12, 2002. The losses for investment in Atria Limited were provided for during the years ended 2003 and 2004.

(3) The net (loss)/profit excluded SUNDAY's share of losses of JVs for the year in accordance with the computation note 1 in Reg. 210.1-02(w).